SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             CENTRAL NEWSPAPERS, INC
                                (Name of Issuer)

                     Class A Common Stock, without par value
                         (Title of Class of Securities)

                                    154647101
                                 (CUSIP Number)


                                                           Copy to:
     Frank E. Russell, Trustee                    Steven W. Thornton, Esq.
Nina Mason Pulliam Charitable Trust                  Barnes & Thornburg
  135 N. Pennsylvania, Suite 1200                   11 S. Meridian Street
    Indianapolis, Indiana 46204                  Indianapolis, Indiana 46204
           (317) 231-6075                              (317) 236-1313
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 154647101                                            Page 2 of 6 Pages
---------------------                                  -------------------------

================================================================================

1    NAME OF REPORTING PERSON                                 Nina Mason Pulliam
                                                                Charitable Trust
     S.S. or I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON                                              35-6644088
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS            N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                             Indiana
--------------------------------------------------------------------------------
       NUMBER OF     7      SOLE VOTING POWER                   220,001++
        SHARES     -------------------------------------------------------------
     BENEFICIALLY    8      SHARED VOTING POWER                       0
       OWNED BY    -------------------------------------------------------------
         EACH        9      SOLE DISPOSITIVE POWER              220,001
       REPORTING   -------------------------------------------------------------
        PERSON      10      SHARED DISPOSITIVE POWER                  0
         WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    220,001
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             .6%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             OO
================================================================================

---------------------

++ Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

* Pursuant to the Issuer's Report on Form 10-Q for the period ended March 31, 1999, 35,355,296 shares of Class A Common Stock were outstanding as of April 30, 1999.

ITEM 1.           SECURITY AND ISSUER.

         Title of Security:         Class A Common Stock, no par value

         Issuer:           Central Newspapers, Inc.
                                    200 East Van Buren Street
                                    Phoenix, Arizona  85004


ITEM 2.        IDENTITY AND BACKGROUND.

         (a)      Nina Mason Pulliam Charitable Trust
         (b)      135 North Pennsylvania Street, Suite 1200
                  Indianapolis, Indiana 46204
         (c)      N/A
         (d) During the last five years neither the Nina Mason Pulliam Charitable Trust nor any of its trustees has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).
         (e) During the last five years neither the Nina Mason Pulliam Charitable Trust nor any of its trustees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and neither is subject to a judgment, decree or final order enjoining future violates of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      Indiana


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.           PURPOSE OF TRANSACTION.

         The Shares are held for investment purposes.

         Pursuant to the Articles of Incorporation of Central Newspapers, Inc., each share of Class B Common Stock may be converted into 1/10th of a share of Class A Common Stock. Therefore, the 200,010 shares of Class B Common Stock owned by the Nina Mason Pulliam Charitable Trust may be converted into 20,001 shares of Class A Common Stock.

         (b)-(j)  N/A

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Nina Mason Pulliam Charitable Trust beneficially owns 220,001 shares (.6%) of Class A Common Stock, as to which Frank E. Russell, Co-trustee, disclaims beneficial ownership, including (i) 200,000 shares (.6%) of Class A Common Stock which are owned directly by the Nina Mason Pulliam Charitable Trust and (ii) 200,010 shares of Class B Common Stock, which may be converted into 20,001 shares (.06%) of Class A Common Stock.

         (b)      Sole Voting Power:                  220,001
                  Shared Voting Power:                        0
                  Sole Dispositive Power:             220,001
                  Shared Dispositive Power:                   0

               * Calculated pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

         (c) On March 30, 1999, the Nina Mason Pulliam Charitable Trust sold 2,324,956 shares of Class A Common Stock at a net per share price of $28.975 pursuant to a public offering registered with the Securities and Exchange Commission on a Registration Statement on Form S-3. Prior to the offering, the trust converted 1,777,560 shares of Class B Common Stock into 177,756 shares of Class A Common Stock.

                  On April 6, 1999, the Nina Mason Pulliam Charitable Trust sold 348,743 shares of Class A Common Stock at a per share price of $28.975 pursuant to the exercise of the underwriters' green shoe option. Prior to such sale, the trust converted 3,847,430 shares of Class B Common Stock to 348,743 shares of Class Common Stock.

         (d) Frank E. Russell, Nancy Russell and Carol P. Schatt, as co-trustees of the Nina Mason Pulliam Charitable Trust, have the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by such trust. They do not have the right to receive dividends from such securities.

         (e) The Nina Mason Pulliam Charitable Trust ceased to be the beneficial owner of more than 5% of the Class A Common Stock on March 30, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Date  6/14/99                           /s/ Frank E. Russell
--------------------------              ----------------------------------------
                                        Frank E. Russell, as Trustee of the Nina
                                        Mason Pulliam Charitable Trust